SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 3
                                    --------
                      METROMEDIA INTERNATIONAL GROUP, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    591689104
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                                 (CUSIP Number)

                      MELLON HBV ALTERNATIVE STRATEGIES LLC
                           200 PARK AVENUE, 54TH FLOOR
                             NEW YORK, NY 10166-3399
                                 (212) 922-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 18, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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




         CUSIP No. 591689104
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Mellon HBV Alternative Strategies LLC
                  I.R.S. No.: 13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[ ]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  OO
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  7,907,610
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  7,907,610
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  7,907,610
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.4%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA, OO
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


INTRODUCTION:

Mellon HBV Alternative Strategies LLC, a registered investment advisor, (hereinafter "Mellon HBV" or the "Reporting Person"), which beneficially owns, on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority approximately 8.4% of the Common
Stock of Metromedia International Group, Inc. (the "Issuer"), is filing this amendment no. 3 to its Schedule 13D to disclose that it supports the transaction currently proposed by the Issuer and the process currently in place to evaluate such transaction and any alternatives that may be available to the Issuer, which Mellon HBV believes is currently the best process available to the Company to maximize stockholder value. Accordingly, the Reporting Person has ended its association with the group of common stockholders currently pursuing litigation against and a change in the Board of the Issuer. The Reporting Person will continue to evaluate its position as events unfold.

This amendment no. 3 reflects no changes in the previously reported holdings of the Reporting Persons.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of November 18, 2006, on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, Mellon HBV beneficially owns 7,907,610 shares of the Issuer's Common Stock (the "Shares"), representing approximately 8.4% of the outstanding Common Stock. There have been no changes in Mellon HBV's interests in the Issuer since the date of its last joint amended report on Schedule 13D on October 20, 2006.

         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 2006

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By: /s/ William F. Harley
         --------------------------------
         William F. Harley III, Chief Investment Officer



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